Drammensveien 264
N-0240 Oslo

Ms. Cecilia D. Blye	Our date: 2006-07-10
Chief, Office of Global Security Risk	Page: 1 of 1
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Norsk Hydro ASA
Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-09159)
Dear Ms. Blye:
We refer to the Staff’s comment letter dated June 30, 2006, relating to the Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) of Norsk Hydro ASA (“Hydro”).
Please be advised that Hydro is currently working on a detailed response together with its accountants and its SEC counsel. Hydro’s detailed response will need to be reviewed internally. Hydro expects to be able to respond to the Staff’s comments on the Form 20-F in a detailed manner by the end of July 2006.
Yours faithfully,
for Norsk Hydro ASA

/s/ John O. Ottestad
John O. Ottestad
Chief Financial Officer

cc:	Roger Schwall, Assistant Director, Division of Corporation Finance
Pradip Bhaumik, Attorney-Advisor, Division of Corporation Finance
- United States Securities and Exchange Commission, Washington D.C

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